Exhibit 99.1

Sinovac Reports Unaudited Third Quarter 2019 Financial Results

BEIJING, China, Novermber 15, 2019 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter and First Nine Months of 2019 Financial Summary

•	Sales for the third quarter of 2019 were $64.3 million, an increase of 19.3% from $53.9 million in the prior year period.

•	Sales for the nine months ended September 30, 2019, were $164.9 million, a decrease of 6.5% from $176.4 million in the prior year period. $8.9 million of this decrease is attributable to changes in the exchange rate between the U.S. dollar and Chinese renminbi.

•	Operating income for the third quarter decreased 15.7% from the prior year period due to a change in sales mix, with a greater proportion of revenue generated from the lower-margin influenza vaccine.

•	Operating income for the nine months ended September 30, 2019, decreased 11.7% from the prior year period due to lower sales.

•	The Company posted $6.3 million of net income attributable to common shareholders, or $0.06 per basic and diluted share in the third quarter, compared to net income attributable to common shareholders of $8.9 million, or $0.12 per basic and diluted share, in the prior year period.

•	The Company posted $18.1 million of net income attributable to common shareholders, or $0.19 per basic and diluted share in the nine months ended September 30, 2019, compared to net income attributable to common shareholders of $22.9 million, or $0.37 per basic and $0.36 per diluted share, in the prior year period.

Mr. Weidong Yin, Chairman, President, and CEO of Sinovac, commented, “We delivered sales growth this quarter despite facing challenges from market demand for some of our vaccines and a lack of supply of certain products. We are pleased to report that during the quarter, Anflu, the seasonal influenza vaccine, was relaunched to the market after a one-year absence due to the manufacturing disruption orchestrated by the minority shareholder of our Beijing operation last year.”

“We have made strong progress in our pipeline development in 2019, and we expect the commercial launches of varicella, sIPV, and QIV in 2020. We also welcome the implementation of the new vaccine legislation, which will ultimately benefit high-quality vaccine manufacturers such as Sinovac as well as public health in China,” Mr. Yin concluded.

Pipeline Development

Varicella –The Company filed an application for a production license for its varicella vaccine with the National Medical Products Administration (“NMPA”), previously known as the China State Food and Drug Administration, in November 2017. The site inspection by the NMPA in July 2019 was successfully passed. The Company expects the license to be issued in early 2020.

23-valent Pneumococcal polysaccharide vaccine (or PPV-23) – The Company submitted its application for a production license in 2017. In 2018, the NMPA requested a supplementary submission. The technical review by NMPA was completed at the end of September and a notice of site inspection was issued to the Company. The on-site inspection is currently being prepared. The Company expects the license to be issued in 2021.

Quadrivalent influenza vaccine (or QIV) – The Company filed an application with the NMPA for a production license for the QIV vaccine in March 2019. Preliminary questions and answers have been submitted. Sinovac’s application is currently under review, and the Company expects the production license to be issued in 2020.

Sabin Inactivated Polio vaccine (or sIPV) – The production license application for the sIPV vaccine was accepted by the NMPA in January 2019. In March 2019, given the high demand for effective polio vaccines, the application was granted fast track review. Currently, the application is under review. The Company expects the license to be issued in 2020.

Unaudited Financial Results for the Third Quarter of 2019

Summary of sales and gross profit

	2019		2018
(In $000 except percentage data)	Q3	% of Sales	Q3	% of Sales
Hepatitis A vaccine – Healive®	14,689	22.8%	10,040	18.6%
Hepatitis A&B vaccine – Bilive®	-	-	946	1.8%
Hepatitis vaccines subtotal	14,689	22.8%	10,986	20.4%
Influenza vaccine	12,966	20.2%	14	0.0%
EV71 vaccine - Inlive®	32,471	50.4%	42,542	78.8%
Mumps vaccine	4,217	6.6%	407	0.8%
Total sales	64,343	100.0%	53,949	100.0%
Cost of sales	10,347	16.1%	4,654	8.6%
Gross profit	53,996	83.9%	49,295	91.4%

Sales for the third quarter of 2019 were $64.3 million, an increase of 19.3% from $53.9 million in the prior year period. The increase was due to higher sales of influenza vaccines.

The lack of Bilive® sales is still attributed to the suspended production of the product, which was due to a lack of supply of the hepatitis B vaccine from the Company’s sole supplier.

Gross profit in the third quarter of 2019 was $54.0 million compared to gross profit of $49.3 million in the prior year period. Gross margin was 83.9% compared to 91.4% in the prior year period. The decrease of gross margin was due to a change of sales mix, primarily caused by increased sales of the lower-margin influenza vaccine.

Selling, general and administrative expenses in the third quarter of 2019 were $34.4 million compared to $28.5 million in the prior year period. The Company incurred higher selling expenses in the third quarter of 2019 due to higher sales and marketing activities.

R&D expenses in the third quarter of 2019 were $5.7 million, compared to $4.7 million in the prior year period, as the Company continued to invest in the development of its pipeline of product candidates, including sIPV, PPV, and the varicella vaccine.

Net income in the third quarter of 2019 was $11.7 million compared to $13.2 million in the prior year period. Net income decreased as a higher proportion of revenue was generated from the lower-margin influenza vaccines.

Net income attributable to common shareholders was $6.3 million, or $0.06 per basic and diluted share, compared to net income attributable to common shareholders of $8.9 million, or $0.12 per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued. Without the effect of the implementation of the Rights Agreement and the newly issued common and preferred shares, basic and diluted earnings per share for the third quarter of 2019 would be $0.11.

Non-GAAP adjusted EBITDA was $15.8 million in the third quarter of 2019 compared to $18.4 million in the prior year period. Non-GAAP net income in the third quarter of 2019 was $12.5 million compared to $14.9 million in the prior year period. Non-GAAP diluted earnings per share in the third quarter of 2019 were $0.07 per share compared to $0.14 per share in the prior year period. Non-GAAP diluted earnings per share in the third quarter of 2019 excluding the implementation of the Rights Agreement and the newly issued common and preferred shares would be $0.12 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Unaudited Financial Results for the Nine Months Ended September 30, 2019

Summary of sales and gross profit

	2019		2018
(In $000 except percentage data)	YTD	% of Sales	YTD	% of Sales
Hepatitis A vaccine – Healive®	39,090	23.7%	35,892	20.3%
Hepatitis A&B vaccine – Bilive®	-	-	11,290	6.4%
Hepatitis vaccines subtotal	39,090	23.7%	47,182	26.7%
Influenza vaccine	12,966	7.9%	2,078	1.2%
EV 71 vaccine - Inlive®	105,697	64.0%	126,655	71.8%
Mumps vaccine	7,189	4.4%	524	0.3%
Total sales	164,942	100.0%	176,439	100.0%
Cost of sales	20,218	12.3%	17,991	10.2%
Gross profit	144,724	87.7%	158,448	89.8%

Sales for the nine months ended September 30, 2019, were $164.9 million, a decrease of 6.5% from $176.4 million in the prior year period. The decrease was due to zero sales of Bilive® and lower sales in Inlive®. The sales decrease was partly offset by sales increases in Healive®, the influenza vaccine, and the mumps vaccine. In addition, $8.9 million of the decline in sales for the first nine months of 2019 were attributable to the depreciation of the Chinese renminbi against the U.S. dollar.

Gross profit in the nine months ended September 30, 2019, was $144.7 million compared to gross profit of $158.4 million in the prior year period. Gross margin was 87.7% compared to 89.8% in the prior year period. The decrease of gross margin was due to a change in sales mix, with a higher proportion of sales of the influenza vaccine, which has a lower profit margin.

Selling, general and administrative expenses in the nine months ended September 30, 2019, were $88.2 million compared to $96.3 million in the prior year period. The Company incurred lower legal and consulting fees associated with the Company’s ongoing litigation matters in the 2019 period.

R&D expenses in the nine months ended September 30, 2019, were $16.5 million compared to $14.8 million in the prior year period.

Net income in the nine months ended September 30, 2019, was $32.4 million compared to $35.8 million in the prior year period. Net income decreased primarily due to lower revenue.

Net income attributable to common shareholders was $18.1 million, or $0.19 per basic and diluted share, compared to net income attributable to common shareholders of $22.9 million, or $0.37 per basic and $0.36 per diluted share, in the prior year period.

Excluding the implementation of the Rights Agreement, as described above, and the newly issued common and preferred shares, basic and diluted earnings per share for the nine months ended September 30, 2019, would be $0.31 and $0.30, respectively.

Non-GAAP adjusted EBITDA was $45.6 million in the nine months ended September 30, 2019, compared to $52.6 million in the prior year period. Non-GAAP net income in the nine months ended September 30, 2019, was $34.5 million compared to $38.9 million in the prior year period. Non-GAAP diluted earnings per share in the nine months ended September 30, 2019, were $0.21 per share compared to $0.41 per share in the prior year period. Non-GAAP diluted earnings per share in the nine months ended September 30, 2019, excluding the implementation of the Rights Agreement and the newly issued common and preferred shares, would be $0.32 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of September 30, 2019, cash and cash equivalents totaled $156.7 million compared to $158.2 million as of December 31, 2018. In the nine months ended September 30, 2019, net cash provided by operating activities was $12.6 million, net cash used in investing activities was $10.2 million, and net cash used in financing activities was $1.0 million, including loan repayment of $3.3 million. As of September 30, 2019, the Company had $3.7 million in bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding in the Company’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard in the week of September 16, 2019, and the appeal decision is now pending.

As disclosed previously, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against the Company and Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgment and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time of issuance of the Exchange Shares to the trust and the Company is currently unable to estimate when trading will resume, or whether Nasdaq will take any additional action regarding the trading of the Company’s common shares.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation (including litigation relating to the 2018 annual general meeting, the validity of our Rights Agreement, and the issuance of the Exchange Shares), Nasdaq’s halt in trading of the Company’s securities and any future action taken by Nasdaq regarding the trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of September 30, 2019 and December 31, 2018

(Expressed in thousands of U.S. Dollars)

	September 30, 2019	December 31, 2018
	(Unaudited)
Current assets
Cash and cash equivalents	$156,697	$158,170
Short-term investment	19,587	18,908
Accounts receivable - net	104,809	74,464
Income tax receivable	-	2,999
Inventories	29,465	25,091
Prepaid expenses and deposits	2,803	4,543
Total current assets	313,361	284,175

Property, plant and equipment - net	72,125	70,920
Prepaid land lease payments	7,816	8,304
Right-of-use asset	7,630	-
Long-term inventories	92	90
Long-term prepaid expenses to a related party	23	23
Prepayment for acquisition of equipment	1,416	470
Deferred tax assets	8,188	5,798
Total assets	410,651	369,780

Current liabilities
Short-term bank loans and current portion of long-term bank loans	3,742	3,321
Accounts payable and accrued liabilities	55,187	49,991
Income tax payable	5,012	-
Deferred revenue	3,518	2,907
Deferred government grants	2,227	1,986
Dividend payable	3,616	-
Lease liability	965	-
Total current liabilities	74,267	58,205

Deferred government grants	5,617	5,961
Long-term bank loans	-	3,890
Deferred revenue	87	90
Loan from a non-controlling shareholder	7,835	6,705
Lease liability	6,273	-
Other non-current liabilities	2,903	3,001
Total long-term liabilities	22,715	19,647

Total liabilities	96,982	77,852

Commitments and contingencies

Equity
Preferred stock	15	-
Common stock	99	71
Additional paid-in capital	207,211	204,998
Accumulated other comprehensive loss	(9,592)	(2,099)
Statutory surplus reserves	26,643	26,643
Accumulated earnings	41,938	23,820
Total shareholders' equity	266,314	253,433

Non-controlling interests	47,355	38,495
Total equity	313,669	291,928
Total liabilities and equity	$410,651	$369,780

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the three and nine months ended September 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$64,343	$53,949	$164,942	$176,439
Cost of sales	10,347	4,654	20,218	17,991
Gross profit	53,996	49,295	144,724	158,448

Selling, general and administrative expenses	34,402	28,476	88,169	96,302
Provision (recovery) for doubtful accounts	16	(132)	139	2,444
Research and development expenses	5,657	4,691	16,496	14,765
Loss on disposal of property, plant and equipment	177	51	230	69
Government grants recognized in income	(22)	(128)	(69)	(175)
Total operating expenses	40,230	32,958	104,965	113,405
Operating income	13,766	16,337	39,759	45,043

Interest and financing expenses	(147)	(254)	(491)	(904)
Interest income	664	697	1,402	1,624
Other income, net	273	(52)	616	94
Income before income taxes	14,556	16,728	41,286	45,857
Income tax expense	(2,858)	(3,479)	(8,891)	(10,039)
Net Income	11,698	13,249	32,395	35,818
Less: Income attributable to non-controlling interests	(3,904)	(4,387)	(10,661)	(12,871)
Net income attributable to shareholders of Sinovac	7,794	8,862	21,734	22,947
Preferred stock dividends	(1,512)	-	(3,616)	-
Net income attributable to common shareholders of Sinovac	6,282	8,862	18,118	22,947

Net income	11,698	13,249	32,395	35,818
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(9,059)	(5,849)	(9,294)	(11,276)
Comprehensive income	2,639	7,400	23,101	24,542
Less: comprehensive income attributable to non-controlling interests	(2,129)	(3,197)	(8,860)	(10,963)
Comprehensive income (loss) attributable to shareholders of Sinovac	$510	4,203	$14,241	13,579

Earnings per share
Basic net income per share	0.06	0.12	0.19	0.37
Diluted net income per share	0.06	0.12	0.19	0.36

Weighted average number of shares of common stock outstanding
Basic	98,908,243	71,121,161	93,520,043	62,571,716
Diluted	99,090,290	71,393,550	93,705,346	62,914,102

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and nine months ended
September 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows provided by operating activities
Net income	11,699	13,249	32,396	35,818
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
- Deferred income taxes	(1,374)	757	(2,716)	(706)
- Share-based compensation	751	724	2,253	3,555
- Inventory provision	151	23	334	2,499
- Provision for doubtful accounts	16	(132)	139	2,444
- Loss on disposal and impairment of property, plant and equipment	177	51	230	69
- Depreciation of property, plant and equipment and amortization of licenses	1,214	1,282	3,433	3,771
- Amortization of prepaid land lease payments	59	60	180	189
- Government grants recognized in income	(22)	(128)	(69)	(175)

Changes in:
- Accounts receivable	(12,291)	2,539	(34,678)	(36,739)
- Inventories	1,892	(3,639)	(5,890)	(9,059)
- Income tax payable	4,292	(1,222)	8,486	(6,656)
- Prepaid expenses and deposits	1,061	459	1,260	34
- Deferred revenue	1,056	7,679	752	3,773
- Accounts payable and accrued liabilities	2,917	(8,392)	6,758	1,590
- Other non-current liablitites	9	(158)	(244)	(158)

Net cash provided by operating activities	11,607	13,152	12,624	249

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	-	5,780	-	19,180
- Repayments of bank loans	(2,005)	(6,642)	(3,327)	(30,433)
- Proceeds from issuance of common stock, net of share issuance costs	-	85,292	3	85,304
- Government grants received	592	1,205	851	2,010
- Loan from a non-controlling shareholder	1,457	-	1,457	-

Net cash provided by (used in) financing activities	44	85,635	(1,016)	76,061

Cash flows used in investing activities
- Purchase of short-term investments	(1,457)	(18,734)	(1,457)	(18,734)
- Proceeds from disposal of equipment	-	18	12	18
- Acquisition of property, plant and equipment	(2,368)	(1,846)	(8,713)	(4,705)

Net cash used in investing activities	(3,825)	(20,562)	(10,158)	(23,421)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,822)	(1,807)	(2,923)	(4,325)

Increase (decrease) in cash and cash equivalents and restricted cash	5,004	76,418	(1,473)	48,564

Cash and cash equivalents and restricted cash, beginning of period	151,693	88,110	158,170	115,964

Cash and cash equivalents and restricted cash, end of period	156,697	164,528	156,697	164,528

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and nine months ended September 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	11,698	13,249	32,395	35,818
Adjustments:
Share-based compensation	751	724	2,253	3,555
Depreciation and amortization	1,273	1,342	3,613	3,960
Interest and financing expenses, net of interest income	(517)	(443)	(911)	(720)
Net other (income) expense	(273)	52	(616)	(94)
Income tax expense	2,858	3,479	8,891	10,039
Non-GAAP adjusted EBITDA	15,790	18,403	45,625	52,558

Net income	11,698	13,249	32,395	35,818
Add: Foreign exchange (gain) loss	87	939	(164)	(473)
Add: Share-based compensation	751	724	2,253	3,555
Non-GAAP net income	12,536	14,912	34,484	38,900

Net income attributable to common shareholders of Sinovac for computing diluted earnings per share	6,282	8,862	18,118	22,947
Add: Non-GAAP adjustments to net income	550	1,663	1,443	3,082
Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	6,832	10,525	19,561	26,029

Weighted average number of shares on a diluted basis	99,090,290	71,393,550	93,705,346	62,914,102
Diluted earnings per share	0.06	0.12	0.19	0.36
Add: Non-GAAP adjustments to net income per share	0.01	0.02	0.02	0.05
Non-GAAP Diluted earnings per share	0.07	0.14	0.21	0.41